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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended December 31, 2004

E.ON AG
E.ON US Holding GmbH
E.ON US Investments Corp.
LG&E Energy LLC
(Name of Registered Holding Company)

E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Rainer Liesen
General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended December 31, 2004

Table of Contents

i

This report covers the quarter ended December 31, 2004.

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business

Omitted for the fourth quarter of the fiscal year pursuant to instructions for Item 1.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital	Money pool loan	$45,393,501*	—	—	Money Pool	N/A	—
LG&E Energy Marketing	Money pool loan	$31,924,973*	—	—	Money Pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NONE

Item 3.—ASSOCIATED TRANSACTIONS

        NOTE: Chart reflects the net inter-company balance sheet flows between the entities with respect to the period. In some cases, this includes amounts not related to applicable services provided or received by the entities involved. Among other items, "miscellaneous services" also includes quarterly intercompany clearance of tax settlements made among the entities.

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	$27,228			$27,228
FCD LLC	WKEC	Miscellaneous services	$2,129			$2,129
FCD LLC	LEL	Miscellaneous services	$6,474			$6,474
LCC LLC	LEL	Miscellaneous services	$154			$154
FSF Minerals	LEL	Miscellaneous services	$6,024			$6,024
Home Services	Services Company	Miscellaneous services	$143			$143
Home Services	LG&E Utility	Miscellaneous services	$3,333			$3,333
Home Services	LCC	Miscellaneous services	$1,988			$1,988
Home Services	Kentucky Utilities	Miscellaneous services	$681			$681
LEM	LCC	Miscellaneous services	$106,509			$106,509
LEM	LEL	Miscellaneous services	$110,379			$110,379
LG&E Power Inc.	LG&E Power Services	Miscellaneous services	$350,970			$350,970
LG&E Power Inc.	LG&E Power Services	Convenience payments	$222			$222
LG&E Power Inc.	LG&E Power Operations Inc.	Miscellaneous services	$1,121,180			$1,121,180
LG&E Power Inc.	LG&E Power Operations Inc.	Convenience payments	$23,689			$23,689
LG&E Power Inc.	LG&E Power 16 Inc.	Convenience payments	$2,550			$2,550
LG&E Power Inc.	American Power Inc.	Miscellaneous services	$915,764			$915,764
LG&E Power Inc.	LG&E Power Roanoke Inc.	Convenience payments	$70,732			$70,732
LG&E Power Inc.	LG&E Power Services	Labor related	$2,165			$2,165
LG&E Power Services LLC	LG&E Power Inc.	Miscellaneous services	$58,912			$58,912
LG&E Power Services LLC	LG&E Power Inc.	Convenience payments	$740			$740
LG&E Power Services LLC	LG&E Power Inc.	Labor related	$1,741			$1,741
LG&E Power Services LLC	LG&E Power Operations	Convenience payments	$101			$101
LG&E Power Operations	LG&E Power Inc.	Miscellaneous services	$933,000			$933,000
LG&E Power Operations	LG&E Power Inc.	Convenience payments	$6,701			$6,701
LG&E Power Operations	LG&E Power Services	Labor related	$4,826			$4,826
LG&E Power Operations	LG&E Power Roanoke Inc.	Miscellaneous services	$7,354,205			$7,354,205
LG&E Power Operations	LG&E Power Argentina I Inc	Miscellaneous services	$66			$66
LG&E Power Operations	LG&E Power Development	Other payments	$1,791			$1,791

LG&E Power Operations	LG&E Power 16 Inc.	Miscellaneous services	$98,738	$98,738
LG&E Power Operations	LG&E Power 16 Inc.	Convenience payments	$340	$340
LG&E Power Operations	LG&E Power 31 Inc.	Miscellaneous services	$14,543	$14,543
LG&E Power Operations	LG&E Power 5 Inc.	Miscellaneous services	$22,619	$22,619
LG&E Power Operations	LG&E Power 31 Wind Inc.	Miscellaneous services	$587,168	$587,168
LG&E Power Operations	Llano Gathering	Convenience payments	$20,288	$20,288
LG&E Power Operations	LG&E Power Gregory II	Miscellaneous services	$542,698	$542,698
LG&E Power Operations	LG&E Power Spain Inc.	Miscellaneous services	$45,910	$45,910
KU Solutions	LEL	Miscellaneous services	$8,774	$8,774
KU Solutions	LCC	Miscellaneous services	$10,000	$10,000
KUCC Paris	LEL	Miscellaneous services	$70,388	$70,388
LG&E Power Gregory I	LG&E Power Operations	Miscellaneous services	$2,806,874	$2,806,874

        Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	$47			$47
Kentucky Utilities	KU Solutions	Labor related	$51,309			$51,309
Kentucky Utilities	KU Solutions	Convenience payments	$170,733			$170,733
Services Company	LG&E Power Inc.	Miscellaneous services	$2,637,467	$78,588		$2,716,055
Services Company	LEM	Miscellaneous services	$1,983,790	$399,099		$2,382,889
LEL	KUCC Paris	Miscellaneous services	$162			$162
LEL	FCD LLC	Miscellaneous services	$56,524			$56,524
LEL	Home Services	Miscellaneous services	$14,328			$14,328
LEL	LEM	Miscellaneous services	$6			$6
LCC	FSF Minerals Inc.	Miscellaneous services	$249,221			$249,221
LCC	KU Solutions	Miscellaneous services	$30,000			$30,000
LCC	FCD LLC	Miscellaneous services	$124,897			$124,897

Company Names:

LEL	LG&E Energy LLC
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Enertech	LG&E Enertech Inc.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Total consolidated capitalization as of December 31, 2004	$78,527,954,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$11,779,193,100	Line 2
Greater of $50 million or Line 2	$11,779,193,100	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$0
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,203,645
Energy-related business Category—Rule 58(b)(1)(v) (4)	$848,744,205
Energy-related business Category—Rule 58(b)(1)(vii) (5)	$19,976,692
Energy-related business Category—Rule 58(b)(1)(viii) (6)	$72,329,696
Energy-related business Category—Rule 58(b)(1)(ix) (7)	$6,543,873

Total current aggregate investment	$951,798,111	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$10,827,394,989	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category—Rule 58(b)(2)(i) (1)	$0
Gas-related business Category—Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,298,253	$22,322,388	Changes in intercompany advances from 09/30/04 amounts
International investments (Argentine gas distribution and Spanish generation)	$43,859,518	$42,554,404	Changes in intercompany advances from 09/30/04 amounts
Consumer credit investments (LG&E Credit Corp)	$269,366	$297,351	Changes in intercompany advances from 9/30/04 amounts
Unregulated generation investments	$88,416,157	$101,760,887	Changes in intercompany advances from 09/30/04 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Exhibit A	Financial Statements for Reporting Companies.
Omitted for fourth quarter of fiscal year pursuant to Instructions to Item 6.

B. Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: March 30, 2005	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission
211 Sower Boulevard
Frankfurt, KY 40601

Virginia State Corporation Commission
1300 E. Main Street
Richmond, VA 23219

Date: March 30, 2005	E.ON AG
	By:	/s/ MICHAEL C. WILHELM
	Name:	Michael C. Wilhelm
	Title:	Senior Vice President Accounting
	By:	/s/ KARL-HEINZ FELDMANN
	Name:	Karl-Heinz Feldmann
	Title:	Senior Vice President Legal Affairs, General Counsel

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E.ON AG FORM U-9C-3 For the Quarter Ended December 31, 2004 Table of Contents
  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE